FINANCIAL STATEMENTS

LEIGH BALDWIN & CO., LLC

DECEMBER 31, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Leigh Baldwin & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 Albany Street
(No. and Street)

Cazenovia	New York	13035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leigh D. Baldwin — (315) 655-2964
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dannible & McKee, LLP
(Name – *if individual, state last, first, middle name*)

221 S. Warren Street	Syracuse	New York	13202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leigh D. Baldwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leigh Baldwin & Co., LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HARRY R. TRUDEAU
Notary Public, State of New York
No. 01TR5081391
Qualified in Madison County
Commission Expires 06/30/23

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEIGH BALDWIN & CO., LLC

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:	
Statement of Financial Condition - December 31, 2020	3
NOTES TO FINANCIAL STATEMENTS	4 - 10

DANNIBLE & MCKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-1628
(315) 472-9127 Fax (315) 472-0026

Report of Independent Registered Public Accounting Firm

February 24, 2021

To the Members of
Leigh Baldwin & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Leigh Baldwin & Co., LLC (a Delaware limited liability company) as of December 31, 2020, and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Leigh Baldwin & Co., LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Leigh Baldwin & Co., LLC's management. Our responsibility is to express an opinion on Leigh Baldwin & Co., LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Leigh Baldwin & Co., LLC in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Dannible + McKee, LLP

Dannible & McKee, LLP
We have served as Leigh Baldwin & Co., LLC's auditor since 2017.
Syracuse, New York

LEIGH BALDWIN & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	407,568
Deposits with clearing organizations		105,000
Receivables from broker-dealers and clearing organizations		616,933
Securities owned:		
Marketable, at market value		233,640
Other current assets		46,544
TOTAL	$	1,409,685

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable, accrued expenses and other liabilities	$	674,070
Current portion of long term debt		71,399
Current Liabilities		745,469
Long term debt, net of current portion		58,601
Total Liabilities		804,070
MEMBERS' EQUITY		605,615
TOTAL	$	1,409,685

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Leigh Baldwin & Co., LLC (the "Company") is a fully disclosed introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Limited Liability Company formed on January 30, 1995. The business is located in Cazenovia, New York. The Company is registered with the states of New York, Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, New Hampshire, New Jersey, New Mexico, Nevada, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming, and the District of Columbia.

Operations

As an introducing broker-dealer, the Company provides services for the purchase and sales of securities. All Company and customer transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing broker. The Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligations to the clearing broker, the Company may be exposed to off-balance sheet risk.

The Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company may effect transactions, such as mutual funds and insurance products, by check and application, where the Company promptly transmits all customer funds in compliance with Paragraph (k)(2)(i) of Rule 15c3-3. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(Continued)

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Revenue Recognition

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Management and Investment Advisor Income

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Basis of Presentation

Assets, liabilities, revenue and expenses are recognized on the accrual basis of accounting.

Use of Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Income Taxes

Leigh Baldwin & Co., LLC is a limited liability company that is treated as a partnership for federal and state income tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the members individually. Therefore, no provision for federal income tax has been made by the Company. However, the Company does pay various state filing fees.

The Company has reviewed their operations for uncertain tax positions and believe there are no significant exposures. The Company is no longer subject to federal, state or local examinations by tax authorities for years prior to 2017.

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with original maturities of three months or less to be cash equivalents.

Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Receivables from Broker-Dealers and Clearing Organizations

The Company considers receivables to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to expense when that determination is made by management. Unpaid balances remaining after the stated payment terms are consider past due. Recoveries of previously charged off accounts are recorded when received.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses totaled $19,300 for the year ended December 31, 2020.

Subsequent Events

Management has evaluated subsequent events through February 24, 2021, the date the financial statements were available for issue.

2. **CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include a broker-dealer and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparties.

The Company maintains cash accounts in financial institutions which periodically exceed federally insured limits. At December 31, 2020, balances did not exceed insured limits. The Company has not experienced any losses related to cash accounts and does not believe it is exposed to any significant risk with respect to cash accounts.

(Continued)

2. **CONCENTRATIONS OF CREDIT RISK (CONT'D)**

The Company invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such change, could affect the amounts reported in the accompanying financial statements.

3. **DEPOSITS WITH CLEARING ORGANIZATIONS**

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. A deposit is required by the Company's clearing broker to secure amounts receivable from the Company. The account bears interest at current market rates.

4. **ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES**

The liabilities include the following items: Commissions payable of $634,456, Accounts payable of $32,114 and accrued state taxes or filing fees of $7,500.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $514,931, which was $414,931 in excess of its required net capital of $100,000 for 2020. The Company's net capital ratio was 1.56 to 1 at December 31, 2020.

No material difference exists between the Computation of Net Capital under rule 15c3-1 and the Computation for determination of the Reserve Requirement from the audit report with the Company's corresponding computations submitted in its most recent unaudited Part IIA filing.

(Continued)

6.   **INVESTMENTS**

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2:   Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis as of December 31, 2020.

- Management considers all investments as trading for reporting purposes.

Fair Value Measurements as of December 31, 2020

	Level 1	Level 2	Level 3	Total
Securities owned - Equities				
West Hills Tactical				
Core Fund	$ 225,772	$ -	$ -	$ 225,772
Debt Securities	34	-	-	34
Other Equities	7,834	-	-	7,834
Total Assets Measured at Fair Value on a Recurring Basis	$ 233,640	$ -	$ -	$ 233,640

(Continued)

6.   **INVESTMENTS (CONT'D)**

Fair value for trading securities are based on quoted market prices. Cash and cash equivalents not classified as trading securities are reported based on the nature of the accounts, cost approximates fair value.

Investments held as of December 31, 2020, consisted of the following:

	Fair Value	Cost	Unrealized Gain (Loss)
Securities owned – Debt	$ 34	$	$ 34
Securities owned - Equities	233,606	255,145	(21,539)
Total Assets	$ 233,640	$ 255,145	$ (21,505)

In October 2020 the Leigh Baldwin Total Return Fund changed its name to the West Hills Tactical Core Fund. Leigh Baldwin, owner of Leigh Baldwin & Co., LLC is no longer the investment manager of the fund.

7.   **OPERATING LEASES AND OTHER COMMITMENTS**

The Company has three leases for office space with a related party; the leases are verbal agreements on a month-to-month basis. The term of one is $2,000 per month plus 30% of heat and electricity charges; another is for a monthly rent of $1,800, and the third is monthly rent of $1,000.

The Company has elected to apply the short-term lease exemption to one of its classes of underlying assets: office space. In 2020, Leigh Baldwin & Co., LLC has three leases within this class of underlying asset that qualify for the exemption. The short-term lease cost recognized and disclosed for those leases in 2020 including utilities paid to a related party was $62,009 for the year ended December 31, 2020.

8.   **CONTINGENCY**

The U.S. broker / dealer industry has become the subject of increased scrutiny with respect to regulatory compliance and operating practices. The Company could be subject to this scrutiny.

9.   **PAYCHECK PROTECTION PROGRAM**

In March 27, 2020, the Coronavirus Aid, Relief, and Economic Securities Act ("CARES Act") was enacted to provide emergency assistance for individuals, families and organizations affected by the Coronavirus pandemic. The Paycheck Protection Program ("PPP") established by the Small Business Administration (SBA), created through the CARES Act, provided qualified organizations with loans to assist them to pay certain qualified expenses. Under the terms of the CARES Act and PPP, the Company can apply for and be granted forgiveness for all or a portion of the loan to the extent the proceeds are used in accordance with the PPP.

(Continued)

9.   **PAYCHECK PROTECTION PROGRAM (CONT'D)**

On April 29, 2020, the Company was granted a PPP loan from a financial institution in the amount of $130,000. The loan matures in April 2022 and bears interest at a rate of 1% per annum. The note may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, the loan may be forgiven if it is used for covered expenses as described in the CARES Act.

The Company intends to use the entire loan amount for qualifying expenses resulting in forgiveness of the entire loan.

The current portion of the debt is $71,399. The remaining amount of $58,601 is due in 2022.

10.   **RISKS AND UNCERTAINTIES**

On March 11, 2020, the World Health Organization declared the coronavirus (COVID-19) outbreak a pandemic. While it is premature to accurately predict how COVID-19 will ultimately affect the Company's operations long-term, the Company's ongoing profitability may experience instability and estimates included in the financial statements may be adversely impacted due to current political and economic conditions as a result of public health concerns related to COVID-19. The duration and intensity of these impacts and resulting disruption to which the events affect the Company's business will depend on future developments, which are highly uncertain and cannot be predicted at this time.

(Concluded)